UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

WORLD FUNDS TRUST

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (“Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Richmond, Commonwealth of Virginia on the 23rd day of February 2022.

WORLD FUNDS TRUST

With Respect to the

Cboe Vest US Large Cap 10% Buffer Strategies VI Fund

Cboe Vest US Large Cap 20% Buffer Strategies VI Fund

Signatures

By: /s/ David A. Bogaert

David A. Bogaert

President

Attest:

/s/ Karen Shupe

Karen Shupe

Title: Treasurer and Principal Executive Officer